

DIAMANTE BLOCKCHAIN

A Revolutionary Fintech Ecosystem

Diamante Blockchain, LLC. (the "Company") a Kansas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Diamante Blockchain, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 12th, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	45,434	16,639
Total Current Assets	45,434	16,639
Non-current Assets		
Intangible Assets: Website and Software Development Costs	202,665	136,000
Total Non-Current Assets	202,665	136,000
TOTAL ASSETS	248,098	152,639
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Loans (See Note 3)	328,200	174,800
Related Party Accrued Salaries (See Note 3)	670,843	409,828
Accrued Interest	37,615	9,607
Cares Act SBA Loan	5,000	-
Other Liabilities	1,427	7,787
Total Current Liabilities	1,043,086	602,021
TOTAL LIABILITIES	1,043,086	602,021
EQUITY		
Member's Capital	499,855	414,855
Accumulated Deficit	(1,294,842)	(864,237)
Total Equity	(794,987)	(449,382)
TOTAL LIABILITIES AND EQUITY	248,098	152,639

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	8,837	77,269
General and Administrative	325,308	314,409
Advisory Fees	69,459	232,576
Total Operating Expenses	403,605	624,254
Operating Income	(403,605)	(624,254)
Interest Expense	28,000	8,598
Grant	1,000	-
Net Income	(430,605)	(632,852)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(430,605)	(632,852)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Related Party Advances	153,400	159,700
Related Party Deferred Salary	254,656	247,731
Accrued Interest on loans	28,009	8,616
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	436,065	416,047
Net Cash provided by Operating Activities	5,460	(216,805)
INVESTING ACTIVITIES		
Website and Software Development	(66,665)	(66,000)
Net Cash provided by Investing Activities	(66,665)	(66,000)
FINANCING ACTIVITIES		
Investor Equity Financing	85,000	294,960
SBA Loan	5,000	-
Net Cash provided by Financing Activities	90,000	294,960
Cash at the beginning of period	16,639	4,484
Net Cash increase (decrease) for period	28,795	12,155
Cash at end of period	45,434	16,639

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Related Party Investment Receivable**	**Accumulated Deficit**	**Total Member Equity**
Ending Balance 12/31/2018	119,895	(50,000)	(231,385)	(161,490)
Issuance of Membership Interests	344,960	-	-	344,960
Net Loss	-	-	(632,852)	(632,852)
Distributions	-	-	-	-
Ending Balance 12/31/2019	464,855	(50,000)	(864,237)	(449,382)
Issuance of Membership Interests	85,000	-	-	85,000
Net Loss	-	-	(430,605)	(430,605)
Distributions	-	-	-	-
Ending Balance 12/31/2020	549,855	(50,000)	(1,294,842)	(794,987)

Diamante Blockchain, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Diamante Blockchain, LLC ("the Company") was formed in Kansas on April 24th, 2018. The company has merged into a newly created Corporation under the laws of Delaware, Diamante Blockchain Holdings Inc on March 2nd, 2021. The company plans to earn revenue via a global, decentralized finance platform successfully implementing and developing a competitive blockchain-enabled ecosystem for trade, payments, and financing.

The company will conduct a crowdfunding campaign under regulation CF in 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets: Software and Website Development Costs

The company capitalizes costs associated with its external use software, namely, its core application and its website once technological feasibility is reached and stops capitalizing once development is substantially complete. The company evaluates the assets for impairment at each reporting date. Management considers there to be indication of impairment when conditions indicate that the carrying amount may not be recoverable or plans for further development are abandoned. The company's software programs are not substantially complete and there are no plans to abandon the assets as of the reporting date. Accordingly, no impairment expense has been recorded.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

   a.   the customer simultaneously receives and consumes the benefits as the entity performs;
   b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The company is a multimember LLC electing to be taxed as a C Corporation. The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2020, the company accrued $670K in deferred salary to owner-managers.

As of December 31st, 2020, the company received advances of $382K from owner managers to fund operations. The advances accrue interest at 12% per annum and are due on demand with 30 days' notice.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3* and Note 7*

SBA Loan – The company has outstanding $5k in loans under the paycheck protection program. The amount is expected to be forgiven in full.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2020	-
2021	-
2022	-
2023	-
2024	-
Thereafter	-

*Amounts are due on demand and can mature in any year.

NOTE 6 - EQUITY

The company is a multimember LLC with two member managers. Members are generally admitted with a cash investment of $25K for a 0.2% interest of all membership interests in the company. As of December 31st, 2020, 100% of the total company's member interests were issued and outstanding.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 12th, 2021, the date these financial statements were available to be issued.

The company has merged into a newly created Corporation under the laws of Delaware, Diamante Blockchain Holdings Inc on March 2nd, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.